SO 3/17/04

3/18

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04016304

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 36654

SEC MAIL RECEIVED MAR - 1 2004 WASH. D.C. 103 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRILL SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 WEST 57TH STREET - 16TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT B. BROWN 212-957-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE, (Address) VALLEY STREAM, (City) N.Y. (State) 11580 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/25

OATH OR AFFIRMATION

I, ROBERT B. BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRILL SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NICHOLAS B. BROWN
NOTARY PUBLIC, STATE OF NEW YORK
COUNTY OF NEW YORK
REGISTRATION NO. 315067022
EXPIRES 3/17/10

Notary Public

Signature

C.E.O.

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oOo--

F I N A N C I A L   S T A T E M E N T S

OF

BRILL SECURITIES, INC.

DECEMBER 31, 2003

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

INDEPENDENT AUDITOR'S REPORT

Brill Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Brill Securities, Inc. as of December 31, 2003 and the related statements of income, expenses and retained earnings and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Brill Securities, Inc. as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with generally accepted auditing principles.

Very truly yours,

Glasser & Haims CPA. P.C
GLASSER & HAIMS, C.P.A. P.C.

Valley Stream, N.Y.

February 9, 2004

BRILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

1.	Cash in bank		$ 120,713
2.	Receivables from brokers or dealers		
	A. Clearance accounts	$ 393,851	
	B. Other	120,046	513,897
4.	Securities owned at market value		
	B. Municipal bonds		40,879
5.	Securities not readily marketable at estimated face value		241,332
10.	Furniture and equipment (net)		49,814
11.	Other assets		
	Security deposit	$ 55,589	
	Prepaid taxes	10,000	
	Advances receivable	39,666	105,255
12.	TOTAL ASSETS		$1,071,890

LIABILITIES AND OWNERSHIP EQUITY

17.	Account payable, accrued liabilities, expenses, and other	$ 284,756
20.	TOTAL LIABILITIES	$ 284,756
24.	TOTAL OWNERSHIP EQUITY	$ 787,134
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	$1,071,890

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF INCOME, EXPENSES AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE			
1.	Commissions	$ 5,844,722	
2.	Gain from trading accounts	935,775	
8.	Other revenue	293,038	
9.	Total revenue		$ 7,073,535
EXPENSES			
10.	Stockholders, officers salaries and employment costs	$ 1,014,460	
11.	Other employment costs	4,557,540	
14.	Regulatory fees	62,306	
15.	Other expenses	1,445,819	
16.	Total expenses		7,080,125
17.	Net loss		$ (6,590)
	Retained earnings - January 1, 2003		509,085
	Retained earnings - December 31, 2003		$ 502,495

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE PERIOD JANUARY 1, TO DECEMBER 31, 2003

Balance - January 1, 2003	$ 793,724
Net loss for year	(6,590)
Balance - December 31, 2003	$ 787,134

BRILL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
INCREASE (DECREASE) IN CASH POSITIONS

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (6,590)
Non-cash items included in net gain		
Depreciation and amortization		4,652
(Increase) decrease in operating assets:		
Receivables from brokers or dealers	$ 31,765	
Securities owned	(231,411)	
Other assets	28,953	
		(170,693)
Increase (decrease) in operating liabilities		
Accounts payable, accrued liabilities, expenses and other		64,034
Cash decreased from operating activities		(108,597)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment and leasehold		(3,259)
Net decrease in cash and cash equivalent		(111,856)
Cash - January 1, 2003		232,569
Cash - December 31, 2003		$ 120,713

THE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS
ARE AN INTEGRAL PART OF THIS STATEMENT

BRILL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Security transactions and the recognition of the related income and expenses are recorded on a settlement date basis, which is generally three business days after trade date for securities transactions and one day after trade date for option transactions. At December 31, 2003 adjustments were made to record all trading account profit and losses to the last trade date.

Securities in trading accounts are carried at market value.

The corporation depreciates fixed assets under the income tax method. Depreciation on assets acquired subsequent to 1986, after the write-off allowed under I.R.C. Section 179, is under the straight line method over 7 years. Leasehold improvements are amortized over 39 years.

NOTE 2 - STOCKHOLDERS' EQUITY - CAPITAL STOCK

Authorized:
150,000 shs. - common - par value .10
100,000 shs. - preferred - par value .10

Issued:	
10,628 shs. - common	$ 1,062.80
Amount paid in over par value	283,575.92
RETAINED EARNING	
Balance - December 31, 2002	502,494.65
	$ 787,133.37

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The corporation's operations are conducted in leased premises.

The lease at 152 West 57th Street expires December 31, 2006. The rent, exclusive of escalation, for the year ended December 31, 2004 is $190,216, and $380,432 for the balance of the lease.

In addition to the premises at 152 West 57th Street, corporation operates from twenty branch offices which are maintained by the account executive who operates in each such office. The corporation maintains that it has no liability for any rent for these offices.

We have been advised of the following action against the Company at this time.

The attorneys have advised us of two arbitrations pending before the National Association of Securities Dealers, Inc. The arbitrations are based on the activities of one registered representative who is no longer employed by the Company. The matters Crawford v Chambers and Brill Securities, Inc. and Connolly v Brill Securities, Inc. and Chambers. Both cases assert that the Company failed to supervise the registered representative in connection with an investment made by each claimant in a private venture started by the registered representative during his period of employment with the Company, but was not consumated through the Company and of which the Company was without knowledge at the time the investments were consumated. The claimant Crawford is seeking compensatory damages of $70,789.74 and punitive damages of $40,000.00. The claimant Connolly is seeking compensatory damages of $59,389.70 and punitive damages of $40,000.00. The Company has denied liability and intends to defend the actions.

There is an action for money damages in Superior Court State of New Jersey demanding compensatory damages in the amount of $485,000.00 and an unspecified amount of punitive damages. The complaint alleges that the plaintiff is suffering from diminished mental capacity resulting in June 2002 to an order of conservatorship and letters of guardianship issued. Eight months prior to this he transferred into Brill an account valued at approximately $500,000.00, which diminished to $15,000.00 largely as a result of active trading in technology holdings on margin.

The registered representative, who is named in the case, and who is no longer employed by Brill, has not been served with a summons and complaint. Brill has turned this matter over to their insurance carrier under their 1 million dollar error and ommission policy, which would not cover any punitive damage award.

The attorneys feel that if it proceeds to a jury verdict there is a substantial possibility of a jury award, however since it is in the early stages it is difficult to give a precise evaluation at this time.

There is an action against Brill Securities, Walter Marino and several other parties alleging unauthorized and unsuitable trading in the IRA account of claimant, ROBERT THEOFIELD, during a period in which Mr. Marino was associated with Brill. The claim alleges losses in the amount of $79,000.00 in the account. The claim alleges that the account was excessively traded and Marino recommended speculative and risky stocks. The customer's new account application listed his investment objective as short term trading. It indicated he was a 67 year old retiree, with an approximate income of $50,000.00 and a net worth of $250,000.00.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Security Dealers, the firm is subject to rule 15c3-1 of the securities and Exchange Commission with specific uniform minimum net capital firm's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined. At December 31, 2003 the firm's net capital ratio was .73 to 1 and its net capital exceeded requirements by $287,871.00.

BRILL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

1.	Total ownership equity		$ 787,134
6.	Deductions		
	A. Non-allowable assets		
	Furniture and equipment	$ 49,814	
	Other assets	105,255	
	Securities	241,332	396,401
8.	Net capital before haircuts		$ 390,733
9.	Haircuts		
	Municipal bonds (7%)		2,862
10.	Net capital		$ 387,871

COMPUTATION OF BASIC NET CAPITAL

11.	Minimum net capital - 6 2/3% of Line 19	$ 18,993
12.	Basic net capital	$ 100,000
13.	Net capital requirement	$ 100,000
14.	Excess net capital	$ 287,871
15.	Excess net capital @ 1000% -(line 10 less 10% of line 19)	$ 359,395

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness	$ 284,756
19.	Total aggregate indebtedness	$ 284,756
20.	Percentage of aggregate indebtedness to net capital	73%

BRILL SECURITIES, INC.
DECEMBER 31, 2003

COMPUTATION OF DIFFERENCE OF NET CAPITAL
BETWEEN
CORPORATION FOCUS AND AUDITED REPORT

Net capital per corporation's focus	$ 407,305
Adjustments	
Accrued expenses not on books	19,434
Net capital per audit report	$ 387,871

BRILLL SECURITIES, INC.

DECEMBER 31, 2003

EXEMPTION PROVISION UNDER RULE 15c3-3

Exemption from rule 15c3-3 is claimed under section k(2)ii.

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.
(516) 568-2700

February 9, 2004

BOARD OF DIRECTORS
BRILL SECURITIES, INC.

In planning and performing our audit of the financial statements of BRILL SECURITIES INC. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(k)(2)(b). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Glasser & Haims CPA, P.C

GLASSER & HAIMS, CPA, PC
Valley Stream, N.Y. 11580